                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                             --------------------

                                SCHEDULE 14D-9
                                (Rule 14d-101)

                    SOLICITATION / RECOMMENDATION STATEMENT
         UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)

                         KLLM Transport Services, Inc.
                           (Name of Subject Company)

                             --------------------

                         KLLM Transport Services, Inc.
                     (Name of Person(s) Filing Statement)

                    Common Stock, par value $1.00 per share
                        (Title of Class of Securities)

                                   482498102
                     (CUSIP Number of Class of Securities)

                             --------------------

                                Leland R. Speed
          Chairman of the Special Committee of the Board of Directors
                         KLLM Transport Services, Inc.
                              135 Riverview Drive
                          Richland, Mississippi 39218
                                (601) 939-2545
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                                With copies to:
                            Sidney J. Nurkin, Esq.
                               Alston & Bird LLP
                              One Atlantic Center
                          1201 West Peachtree Street
                            Atlanta, Georgia 30309
                                (404) 881-7000

 [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 amends and supplements the solicitation/recommendation statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the "Commission") on June 2, 2000 (the "Schedule 14D-9"), as amended by Amendment No. 1 thereto filed with the Commission on June 23, 2000 (the "Amendment No. 1"), by KLLM Transport Services, Inc., a Delaware corporation (the "Company"), in relation to the tender offer being made by High Road Acquisition Subsidiary Corp., a Delaware corporation ("Purchaser"), which is a wholly owned subsidiary of High Road Acquisition Corp., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock of the Company at a purchase price of $8.05 per share, net to the seller in cash, without interest thereon, less applicable withholding taxes, if any, (the "Offer Price") upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated June 2, 2000, as amended on June 23, 2000, June 26, 2000 and June 28, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "High Road Offer"). The High Road Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Parent and Purchaser with the Securities and Exchange Commission (the "Commission") on June 2, 2000, as amended on June 23, 2000, June 26, 2000, and June 28, 2000. The High Road Offer is being made in accordance with the Plan of Agreement and Merger, dated as of May 25, 2000, among Parent, Purchaser and the Company (the "Merger Agreement"), a copy of which is incorporated hereto as Exhibit (e)(1).

Item 4.  The Solicitation or Recommendation.

     (b) (i) Background of the High Road Offer; Contact with Parent.

     The information set forth in Item 4(b)(i) is hereby amended and supplemented by adding the following to the end of the first full paragraph on page 18 of Item 4(b)(i) to the Schedule 14-9:

     Mr. Grayson presented the oral opinion of Morgan Keegan to the Board as to the fairness of the $7.80 per share offer, from a financial point of view, to the Company's public stockholders. The full text of Morgan Keegan's written opinion, dated May 25, 2000, to the Board, which sets forth the procedures followed, assumptions made, matters considered and limitations on the review undertaken in giving such opinion, is attached as Exhibit (a)(9) hereto and is incorporated by reference in its entirety into this Schedule 14d-9.

     The information set forth in Item 4(b)(i) is hereby further amended and supplemented by adding the following to the end of Item 4(b)(i):

Opinion of Morgan Keegan

     Morgan Keegan has acted as the Company's and Special Committee's exclusive financial advisor in connection with the merger. The Company selected Morgan Keegan based on Morgan Keegan's experience, reputation, and familiarity with the Company's business. Morgan Keegan is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, tender offers, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In light of the foregoing, the Special Committee and Board believe that Morgan Keegan is well qualified to provide the committee with independent, quality financial assistance and advice, including the delivery of the fairness opinion.

     In connection with Morgan Keegan's engagement, the Special Committee requested that Morgan Keegan evaluate the fairness, from a financial point of view, to the unaffiliated stockholders of the Company, other than to the Liles Group and its affiliates, of the aggregate consideration to be received by the unaffiliated stockholders of the Company in the merger. On May 25, 2000, at a meeting of the Board held to consider the merger, Morgan Keegan rendered to the Board an oral opinion, which opinion was subsequently confirmed by delivery of a written opinion dated May 25, 2000, to the effect that, as of that date and based on and subject to the matters described in its opinion, the aggregate consideration to be received by the unaffiliated stockholders in the merger was fair, from a financial point of view, to them. The full text of Morgan Keegan's written opinion, dated May 25, 2000, to the Board, which sets forth the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached as Exhibit (a)(10) and is incorporated by reference in its entirety into this Schedule 14d-9. Holders of the Company's common stock are urged to read this opinion carefully in its entirety. Morgan Keegan's opinion is addressed to the Board and states that, as of the date of the opinion, based upon and subject to the assumptions, limitations and qualifications set forth in such opinion, the aggregate consideration to be received by the stockholders in the merger is fair, from a financial point of view, to the unaffiliated stockholders (other than the Liles Group and its affiliates). The following is a summary of the material financial analyses performed by Morgan Keegan in connection with rendering its opinion and does not purport to be a complete description of such analyses. In arriving at its opinion, Morgan Keegan:

 .  reviewed the merger agreement;

 .  reviewed certain business and financial information relating to the Company;

 . reviewed certain other information, including financial forecasts based on assumptions that Morgan Keegan believed appropriate and which forecasts the Company advised Morgan Keegan that it did not have reason to believe such forecasts or assumptions were unreasonable;

 . met with the management of the Company to discuss the business and prospects of the Company;

 . considered certain financial and stock market data of the Company, and compared that data with similar data for other publicly held companies in businesses similar to the Company;

 . considered the results of the strategic evaluation process and other proposals;

 . considered the financial terms of other business combinations and other transactions that have recently been effected; and

 . considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that Morgan Keegan deemed relevant.

     In connection with its review, Morgan Keegan did not assume any responsibility for independent verification of any of the information that was provided to or otherwise reviewed by it and relied on that information being complete and accurate in all material respects. Morgan Keegan was not requested to, and did not, make an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of the Company. Morgan Keegan's opinion was necessarily based on information available to Morgan Keegan, and financial, economic, market and other conditions as they existed and could be evaluated by Morgan Keegan, on the date of its opinion. Although Morgan Keegan evaluated the fairness from a financial point of view to the unaffiliated stockholders of the Company, other than the Liles Group and its affiliates, of the aggregate consideration to be received by the unaffiliated stockholders of the Company in the Merger, Morgan Keegan was not requested to, and did not, recommend the specific consideration payable in the Merger, which consideration was determined in negotiations between the Company and the Liles Group.

     In preparing its opinion to the Board, Morgan Keegan performed various financial and comparative analyses, including those described below. The summary of Morgan Keegan's analyses described below is not a complete description of the analyses performed in connection with rendering its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, Morgan Keegan made qualitative judgments as to the significance and relevance of each analysis and factor that it considered. Accordingly, Morgan Keegan believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion. In its analyses, Morgan Keegan considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. No company, transaction or business used in Morgan Keegan's analyses as a comparison is identical to the Company or the merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analysis involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Morgan Keegan's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly,

Morgan Keegan's analyses and estimates are inherently subject to substantial uncertainty. Morgan Keegan's opinion and financial analyses were among many factors considered by the Board in its evaluation of the merger and should not be viewed as determinative of the views of the Board or management with respect to the merger or the aggregate consideration to be received.

     The following is a summary of the material financial analyses underlying Morgan Keegan's oral and written opinions delivered to the Board in connection with the merger. The financial analysis summarized below includes information presented in tabular format. In order to fully understand Morgan Keegan's financial analyses, the table must be read together with the text. The table alone does not constitute a complete description of the financial analyses. You are urged to read the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, or otherwise you may have a misleading or incomplete view of Morgan Keegan's financial analyses.

     Morgan Keegan derived implied share price reference ranges based on a discounted cash flow analysis, selected companies analysis, selected mergers and acquisitions analysis and selected premiums analysis for the Company as more fully described below. Morgan Keegan then compared the consideration to be received in the Merger of $8.05 per Share with the share price reference ranges implied by these analyses.

     Share Price Reference Range Analysis. Morgan Keegan compared the price to be paid in the proposed transaction to the closing price of the last trading day of each month from May 1999 through April 2000. Morgan Keegan observed that the Company's share price was declining steadily between May and October 1999, when Mr. Low began acquiring beneficial ownership of the Company's stock. Morgan Keegan noted that the closing price on November 30, 1999 of $6.16 was 28.7% greater than it was on October 29, 1999 ($4.75 per Share). Morgan Keegan also observed that after Mr. Low announced his intent on March 16, 2000 to acquire the Company, the Company share price increased steadily between that date and April 28, 2000. The closing price on April 28, 2000 was $8.13, which represents a 66.3% increase from February 29, 2000 ($5.50 per Share) and a 71.2% increase from October 29, 1999 ($4.75 per share).

        Closing Price Table for the Twelve Months Prior to May 1, 2000

                       Date                                Closing Price
                       ----                                -------------

                  May 26, 1999                                 $6.75
                  June 30, 1999                                $5.75
                  July 29, 1999                                $5.94
                  Aug. 31, 1999                                $5.00
                  Sept. 30, 1999                               $4.88
                  Oct. 29, 1999 (1)                            $4.75
                  Nov. 30, 1999                                $6.16
                  Dec. 31, 1999                                $4.75
                  Jan. 31, 2000                                $5.25
                  Feb. 29, 2000                                $5.50
                  Mar. 31, 2000 (2)                            $6.94
                  April 28, 2000                               $8.13

Note: (1) Based on Mr. Low's filing with the Commission, he acquired beneficial ownership of 289,000 shares of Common Stock of the Company between October 1999 through December 1999.

       (2) Based on Mr. Low's filing with the Commission, he acquired beneficial ownership of 250,000 additional shares on February 10, 2000.

     Selected Companies Analysis. Morgan Keegan compared selected financial, operating and stock market data of the Company to corresponding data of several publicly traded companies in the trucking industry, including:

     Selected temperature-controlled carriers:
     .  Frozen Food Express;
     .  Marten Transport, Ltd.; and
     .  Simon Transportation.

     Selected dry van truckload carriers:
     .  Cannon Express, Inc.;                .  MS Carriers;
     .  Covenant Transport, Inc.;            .  PAM Transportation;
     .  Heartland Express;                   .  Swift Transportation;
     .  Intrenet, Inc.;                      .  Transit Group, Inc.;
     .  J.B. Hunt;                           .  Transport Corp. of America;
     .  Knight Transportation;               .  U.S. Xpress Enterprises;
     .  LandAir;                             .  USA Truck, Inc.; and
     .  Landstar Systems, Inc.;              .  Werner Enterprises, Inc.

     Morgan Keegan reviewed enterprise values, calculated as fully diluted equity market value, plus total debt, preferred stock and minority interests, less cash and cash equivalents of the selected companies, as multiples of their last twelve months revenues, EBITDA, and EBIT. Morgan Keegan also reviewed the market value of the selected companies' stock, calculated on a fully diluted basis, as a multiple of such companies' net income for the last twelve months. Morgan Keegan then applied the applicable multiples derived from this analysis to KLLM's revenues EBIT, EBITDA, net income and tangible book value for the last twelve months ended March 31, 2000 and projected EDIT, EBITDA, net income and tangible book value for calendar year 2000. Projected results were used to derive an implied price per share in the future. These derived future share prices were discounted to the present value using an assumed 18.6% cost of equity capital. Multiples for the dry van carriers comp group were deemed less applicable than multiples for the temperature-controlled comparable group due to the difference in profitability between KLLM and most dry van carriers, because temperature-controlled carriers typically have a higher cost structure, without commensurately higher revenue rates per mile, than do dry van carriers. In addition, Morgan Keegan deemed KLLM's temperature-controlled comparable group to be more applicable than the dry van comparable group due to the fact that the temperature-controlled division generates over 80% of the Company's revenues. EBIT multiples were deemed more applicable than were EBITDA multiples due to the fact that for most trucking companies, annual capital expenditures for new tractors and trailers equals or exceeds depreciation expense for similar equipment. As a result, in the trucking industry, EBIT is deemed to be a better proxy of free cash flow than is EBITDA. The analysis assumed a cost of equity of 18.6%, a net debt outstanding of approximated $47 million and 4,101,000 shares outstanding. The table set forth below shows the selected companies analysis used by Morgan Keegan.

--------------------------------------------------------------------------------------------------------------------
Comparable Company Analysis
--------------------------------------------------------------------------------------------------------------------
                                                         Based on Last Twelve Months (3/31) Results
                                       -----------------------------------------------------------------------------
                          Applicable          Last 12            Enterprise           Equity              Share
                           Multiples           Months               Value              Value              Value
                                       -----------------------------------------------------------------------------
Temperature-
Controlled Carriers
Revenues                       0.2x           $236,857             $47,371            $   420             $ 0.10
EBITDA                         3.3x           $ 20,138             $66,455            $19,504             $ 4.76
EBIT                           7.3x           $  1,317             $ 9,614                 NM                 NM
Net Income                     6.6x           $ (1,567)                 NA                 NM                 NM
Tangible Book Value            0.6x           $ 49,979                  NA            $30,987             $ 7.56

Dry Van Carriers
EBITDA                         4.5x           $ 20,138             $90,621            $43,670             $10.65
EBIT                           8.6x           $  1,317             $11,326                 NM                 NM
Net Income                    10.0x           $ (1,567)                 NA                 NM                 NM
Tangible Book Value            1.3x           $ 49,979                  NA            $64,973             $15.84
--------------------------------------------------------------------------------------------------------------------


                                                          Based on 2000 Projections Results
                                ------------------------------------------------------------------------------------
                    Applicable         2000         Enterprise         Equity            Share        Discounted
                     Multiples      Projections       Value             Value            Value        Price/Share
                                ------------------------------------------------------------------------------------

Temperature-
Controlled
Carriers
Revenues                0.2x         $244,941       $ 48,988            $ 2,037         $ 0.50            $ 0.42
EBITDA                  3.3x         $ 25,750       $ 84,975            $38,024         $ 9.27            $ 7.82
EBIT                    7.3x         $  6,155       $ 44,932                 NM             NM                NM
Net Income              6.6x         $  1,437             NA            $ 9,484         $ 2.31            $ 1.95
Tangible Book           0.6x         $ 52,404             NA            $32,490         $ 7.92            $ 6.68
Value

Dry Van Carriers
EBITDA                  4.5x         $ 25,750       $115,875            $68,924         $16.81            $14.17
EBIT                    8.6x         $  6,155       $ 52,933            $ 5,982         $ 1.46            $ 1.23
Net Income             10.0x         $  1,437             NA            $14,370         $ 3.50            $ 2.95
Tangible Book           1.3x         $ 52,404             NA            $68,125         $16.61            $14.01
Value
----------------------------------------------------------------------------------------------------------------


     Discounted Cash Flow Analysis. Morgan Keegan also performed a discounted cash flow analysis, which resulted in an implied range of less than zero to $1.33 per Share, based on an illustrative range of multiples of unlevered free cash flow and discount rates. Unlevered free cash flow is defined as after tax income from operations, less capital expenditures, plus depreciation and amortization and change in working capital. The analysis assumed a net debt outstanding of approximately $47 million and 4,101,000 shares outstanding The tables set forth below illustrates the implied value per Share at various multiples of unlevered free cash flow and discounts rates.


-------------------------------------------------------------------------------------------------------------------
                                                                 Illustrative Multiple of Unlevered Free Cash Flow
Illustrative                                                    ---------------------------------------------------
Weighted Average
Cost of Capital Rate                                               5.0 x              6.0 x                  7.0 x
--------------------                                               -----              -----                  -----
11.06%...................................................        $ (.79)             $  .27                  $1.33
12.06%...................................................        $(1.13)             $ (.11)                 $ .90
13.06%...................................................        $(1.46)             $ (.48)                 $ .49
14.06%...................................................        $(1.77)             $ (.83)                 $ .11
15.06%...................................................        $(2.07)             $(1.17)                 $(.27)
-------------------------------------------------------------------------------------------------------------------

     Premium Analysis. Morgan Keegan analyzed the premiums paid for all completed mergers and acquisitions of publicly traded trucking companies with transaction values up to $500 million and for certain non-financial institutions and non-technology companies with transaction values between $25 million and $100 million. Morgan Keegan analyzed premiums paid over the target's stock price one day, one week and one month prior to the announcement date. Morgan Keegan than derived an implied price per share based on the median premiums paid in these transactions. For the purposes of this analysis, the announcement date was March 16, 2000, which is the date that Mr. Low announced in his Schedule 13D filing his intention to acquire the Company for $7.60 per share. The table set forth below depicts the results of this analysis.


                                                      Time Period Prior to Announcement Date
                                               ----------------------------------------------------
                                                One Day             One Week              One Month
                                               ----------------------------------------------------
Trucking Company Transactions                    $8.13                $7.71                 $9.84
Other Selected Transactions                      $7.99                $7.30                 $9.37
---------------------------------------------------------------------------------------------------


     Selected Mergers and Acquisitions Analysis. Morgan Keegan also applied median valuation multiples calculated from prices paid in publicly announced transactions to the Company's financial information. All multiples were based on publicly available financial information. This analysis indicated an implied range of $3.84 to $16.82 per Share when the derived multiples were applied to the Company. The mergers and acquisitions analysis was relied on less than the other analyses due to fact that multiples can vary significantly based on the type of consideration being paid. Multiples are typically higher for transactions involving stock, seller notes and contingent payouts than they are for transactions involving 100% cash, as is the case in the proposed transaction. Also, EBIT multiples were deemed more applicable than were EBITDA multiples for the reasons stated above. The table set forth below shows the mergers and acquisitions analysis used by Morgan Keegan.


Mergers & Acquisitions Analysis

                                                   Based on Last Twelve Months (3/31) Results
                               --------------------------------------------------------------------------------
                  Median           Last Twelve         Enterprise            Equity              Share
                Multiples            Months               Value              Value               Value
                               --------------------------------------------------------------------------------

Revenues           0.4x            $236,857             $ 94,743            $47,792              $11.65
EBITDA             5.0x            $ 20,138             $100,690            $53,739              $13.10
EBIT              11.2x            $  1,317             $ 14,750                 NM                  NM
Net Income        13.0x            $ (1,567)                  NA                 NM                  NM
---------------------------------------------------------------------------------------------------------------


                                            Based on 2000 Projection Results
                        ------------------------------------------------------------------------
               Median         2000        Enterprise      Equity        Share      Discounted
             Multiples     Projection       Value          Value        Value      Price/Share
                        ------------------------------------------------------------------------

Revenues         0.4x       $244,941       $ 97,976      $51,025       $12.44         $10.49
EBITDA           5.0x       $ 25,750       $128,750      $81,799       $19.95         $16.82
EBIT            11.2x       $  6,155       $ 68,936      $21,985       $ 5.36         $ 4.52
Net Income      13.0x       $  1,437             NA      $18,681       $ 4.56         $ 3.84
------------------------------------------------------------------------------------------------


     Projections. In the course of its analysis, Morgan Keegan prepared projections of the future financial performance of the Company through fiscal year 2004 using various assumptions. These projections were based upon Morgan Keegan's analysis of the Company's financial performance through fiscal year 2000 made by Morgan Keegan in connection with its regular research efforts concerning the Company. Such analysis was based on the historical performance of the Company and publicly available information and such assumptions as Morgan Keegan believed to be appropriate. From its analysis of the Company's financial performance through fiscal year 2000, Morgan Keegan prepared additional projections of the Company's financial performance thorough 2004, based upon such additional assumptions as it considered appropriate. These projections of the Company's performance and the assumptions made by Morgan Keegan in developing their projection were then furnished to the Company for review. The Company advised Morgan Keegan that it did not have reason to believe that such projections or such assumptions were unreasonable. Accordingly, such projections, and the underlying assumptions, were incorporated into Morgan Keegan's analysis of the fairness, from a financial point of view, of the various offers.

     Morgan Keegan included such projections in its written presentations to the Board. The Company does not as a matter of course publicly disclose or confirm projections as to future revenues or earnings, but the Company advised Morgan Keegan that it did not have reason to believe that such projections or the underlying assumptions were unreasonable to assist Morgan Keegan in analyzing the proposed acquisition of the Company.

     The projections prepared by Morgan Keegan are set forth below.

                                      -----------------   -----------------   -----------------  -----------------  ----------------
                                           2000P               2001P               2002P              2003P              2004P
                                      -----------------   -----------------   -----------------  -----------------  ----------------
Revenues                              $244,941  100.0 %   251,065   100.0 %   261,108   100.0 %   271,552  100.0 %  282,414  100.0 %

Operating Expenses
   Salaries, wages and benefits         85,565   34.9      87,245    34.7      90,605    34.7      93,550   34.5     96,868   34.3
   Operating supplies and expenses      60,286   24.6      60,256    24.0      62,666    24.0      64,901   23.9     67,497   23.9
   Insurance, taxes and licenses        10,223    4.2      10,545     4.2      10,967     4.2      11,406    4.2     11,862    4.2
   Depreciation and amortization        19,595    8.0      20,085     8.0      20,888     8.0      21,724    8.0     22,592    8.0
   Purchased transportation             52,772   21.5      54,481    21.7      56,660    21.7      58,926   21.7     61,283   21.7
   Other                                10,345    4.2      10,545     4.2      10,967     4.2      11,406    4.2     11,862    4.2
                                      --------  -----    --------   -----    --------   -----    --------  -----   --------  -----
     Total operating expenses          238,786   97.5     243,157    96.9     252,753    96.8     261,912   96.5    271,965   96.3
                                      --------  -----    --------   -----    --------   -----    --------  -----   --------  -----
   Operating income                      6,155    2.5       7,908     3.1       8,355     3.2       9,640    3.5     10,449    3.7

Other expenses                             (40)  (0.0)        (50)   (0.0)        (52)   (0.0)        (54)  (0.0)       (56)  (0.0)
Interest expense                         3,800    1.6       4,200     1.7       4,439     1.7       4,616    1.7      4,801    1.7
                                      --------  -----    --------   -----    --------   -----    --------  -----   --------  -----
     Total Other (Income) Expense        3,760    1.5       4,150     1.7       4,387     1.7       4,562    1.7      4,745    1.7
                                      --------  -----    --------   -----    --------   -----    --------  -----   --------  -----
Income Before Provision for Taxes        2,395    1.0       3,758     1.5       3,968     1.5       5,078    1.9      5,705    2.0

Provision for Income Taxes                 958    0.4       1,503     0.6       1,587     0.6       2,031    0.7      2,282    0.8
                                      --------  -----    --------   -----    --------   -----    --------  -----   --------  -----
   Net Income                         $  1,437    0.6 %  $  2,255     0.9 %  $  2,381     0.9 %  $  3,047    1.1 % $  3,423    1.2 %
                                      ========  =====    ========   =====    ========   =====    ========  =====   ========  =====
Diluted Earnings per Share            $   0.35           $   0.55            $   0.58            $   0.74          $   0.83

Diluted Shares Outstanding               4,100              4,100               4,100               4,100             4,100


------------------------------------------------------------------------------------------------------------------------------------
Operating Income                      $  6,155    2.5 %  $  7,908     3.1 %  $  8,355     3.2 %  $  9,640    3.5 % $ 10,449    3.7 %
Depreciation and Amortization           19,595    8.0      20,085     8.0      20,888     8.0      21,724    8.0     22,592    8.0
                                      --------  -----    --------   -----    --------   -----    --------  -----   --------  -----
EBITDA                                $ 25,750   10.5 %  $ 27,993    11.1 %  $ 29,243    11.2 %  $ 31,363   11.5 % $ 33,042   11.7 %
                                      ========  =====    ========   =====    ========   =====    ========  =====   ========  =====
------------------------------------------------------------------------------------------------------------------------------------

     The projections were not prepared with a view to public disclosure and are included in this document only because the information was used by Morgan Keegan for this limited purpose. The projections were not:
                                               ---

 . prepared with a view to compliance with the published guidelines of the SEC regarding projections;

 .  prepared in accordance with the guidelines established by the American
   Institute of Certified Public Accountants for preparation and presentation of financial projections; or

 .  reviewed by the Company's auditors.

     The projections are forward-looking statements reflecting numerous assumptions about many factors that are impossible to predict with any degree of accuracy, many of which are beyond management's control, and as such are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted by the projections. The inclusion of the projections should not be regarded as an indication that Morgan Keegan considered or consider the projections to be a reliable prediction of future events. In addition, neither Morgan Keegan nor the Company intends to update or otherwise publicly revise the projections to reflect circumstances existing after the date they were made, even if any or all of the assumptions underlying the projections are shown to be in error, or if experience or future changes make it clear that results predicted by the models will not be realized. The projections were not used with a view to reliance by the Company's stockholders in making a decision in connection with the Offer or the Merger or in making any other investment decision. Therefore, the Company's stockholders are cautioned not to rely upon the projections.

Item 9.  Exhibits.

     The information set forth Item 9 is hereby amended and supplemented by inserting the following:


EXHIBIT NO.                                 DESCRIPTION
-----------            ---------------------------------------------------------

(a)(9) Written Presentation to the Board of Directors prepared by Morgan Keegan & Company, Inc. dated May 25, 2000.

(a)(10) Written Presentation to the Board of Directors prepared by Morgan Keegan & Company, Inc. dated May 25, 2000.

                                   SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 30, 2000         KLLM TRANSPORT SERVICES, INC.



                              By:  /s/ Leland R. Speed
                                   -----------------------------------
                              Leland R. Speed, Chairman of the Special
                              Committee of the Board of Directors